

SEC 05044810 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pension Dynamics Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Contra Costa Blvd., Suite 400
(No. and Street)

Pleasant Hill (City) California (State) 94523-3955 (Zip Code)

CLAUDIA BOGNER
Commission # 1549974
Notary Public - California
San Francisco County
My Comm Expires Feb 12 2009

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Butler (925) 956-0505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – if individual, state last, first, middle name)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)


RECEIVED
NOV 2 2 2005
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 3 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Dynamics Securities Corporation, as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of CONTRA COSTA
Subscribed and sworn (or affirmed) to before me this 4th **day of** Oct, 2005

Claudia Bogner
Notary Public

Signature

President
Title


CLAUDIA BOGNER
Commission # 1549974
Notary Public - California
San Francisco County
My Comm. Expires Feb 12, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Pension Dynamics Securities Corporation

We have audited the accompanying statement of financial condition of Pension Dynamics Securities Corporation as of September 30, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Dynamics Securities Corporation as of September 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 27, 2005

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Pension Dynamics Securities Corporation
Statement of Financial Condition
September 30, 2005

ASSETS

Cash	$ 35,243
Commissions receivable	14,902
Total assets	$ 50,145

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 16,717
Income taxes payable	800
Total liabilities	17,517
Stockholder's equity	
Common stock, no par value, 10,000,000 shares authorized, 10,000 shares issued and outstanding	72,600
Additional paid-in capital	3,100
Accumulated deficit	(43,072)
Total stockholder's equity	32,628
Total liabilities and stockholder's equity	$ 50,145

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Income
For the Year Ended September 30, 2005

Revenues	
Commissions	$ 190,191
Investment income	4,315
Interest income	1,163
Other income	42
Total revenues	195,711
Expenses	
Occupancy and equipment rental	125,000
Taxes, licenses and fees, other than income taxes	4,063
Other operating expenses	58,625
Total expenses	187,688
Income before income taxes	8,023
Income tax provision	800
Net income	$ 7,223

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, September 30, 2004	$ 72,600	$ –	$ (50,295)	$ 22,305
Issuance of paid-in capital	–	3,100	–	3,100
Net income (loss)	–	–	7,223	7,223
Balance, September 30, 2005	$ 72,600	$ 3,100	$ (43,072)	$ 32,628

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Cash Flows
For the Year Ended September 30, 2005

Cash flows from operating activities:		
Net income (loss)		$ 7,223
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Commissions receivable	$ (14,172)	
Increase (decrease) in liabilities:		
Accounts payable	10,434	
Income taxes payable	(16,100)	
Total adjustments		(19,838)
Net cash provided by (used in) operating activities		(12,615)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proceed from issuance paid-in capital	3,100	
Net cash provided by (used in) financing activities		3,100
Net increase (decrease) in cash		(9,515)
Cash, at beginning of year		44,758
Cash, at end of year		$ 35,243
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ –	
Cash paid for income taxes	$ 16,900	

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Notes to Financial Statements
September 30, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pension Dynamics Securities Corporation (the "Company") was incorporated in the state of California on September 17, 1999. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company operates as a retail broker/dealer in mutual funds, on a fully disclosed basis, whereby the Company does not hold customer funds or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Accounts receivable represent commissions earned on security transactions, which are recorded on the trade date basis. Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Pension Dynamics Securities Corporation
Notes to Financial Statements
September 30, 2005

Note 2: INCOME TAXES

The provision for income taxes at September 30, 2005 consisted of the following:

Current state taxes	$ 800
Current federal taxes	–
Total income tax provision	$ 800

Note 3: RELATED PARTY TRANSACTIONS

In December of 2000, the Company entered into a written agreement with Pension Dynamic Corporation ("PDC"), a company under common control, whereby PDC would provide office space, equipment, accounting and staffing to maintain the Company's operations. The Company agreed to pay PDC a variable amount for rent and administrative costs, between $3,000 and $10,000 per month, which could be altered quarterly should the Company fall close to its required net capital. Under this agreement the Company paid PDC $125,000 in occupancy and equipment rental, and an additional $13,757 in administrative fees included in operating expenses for the year ended September 30, 2005.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14").

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2005, the Company had net capital of $31,483, which was $6,483 in excess of its required net capital of $25,000; and the Company's ratio of aggregate indebtedness ($17,517) to net capital was 0.56 to 1, which is less than the 15 to 1 maximum ratio allowed.

Pension Dynamics Securities Corporation
Notes to Financial Statements
September 30, 2005

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $3,690 material difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 35,173
Adjustments:		
Accumulated deficit	$ (3,690)	
Total adjustments		(3,690)
Net capital per audited statements		$ 31,483

Pension Dynamics Securities Corporation
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of Year Ended September 30, 2005

Computation of net capital		
Common stock	$ 72,600	
Additional paid-in capital	3,100	
Accumulated deficit	(43,072)	
Total stockholder's equity		$ 32,628
Less: Non allowable assets:		
Commission receivable	(1,145)	
Net adjustments to capital		(1,145)
Net capital		31,483
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,168	
Minimum dollar net capital required	$ 25,000	
Net capital required (greater of above)		25,000
Excess net capital		$ 6,483

Ratio of aggregate indebtedness to net capital 0.56:1

There was a difference of $3,690 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2005. See Note 6.

See independent auditor's report.

Pension Dynamics Securities Corporation
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2005

A computation of reserve requirements is not applicable to Pension Dynamics Securities Corporation as the Company qualifies for exemption under rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Pension Dynamics Securities Corporation
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of September 30, 2005

Information relating to possession or control requirements is not applicable to Pension Dynamics Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Pension Dynamics Securities Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended September 30, 2005

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
Pension Dynamics Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Pension Dynamics Securities Corporation ("the Company"), for the year ended September 30, 2005, We considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Pension Dynamics Securities Corporation including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 27, 2005

Pension Dynamics Securities Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2005



PROCESSING
RECEIVED
NOV 2 2 2005
185
SECTION